Exhibit 99.1
Qiao Xing Universal’s CECT Subsidiary Releases Newest Handset Model:
C7000A Offers Cardiograph, 120 Days Ultra-Long Standby and 3.0” LCD Screen
     HUIZHOU, Guangdong, China, Feb. 29 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that its major operating subsidiary CEC Telecom Co., Ltd. (CECT) recently launched its new C7000A cardiograph mobile handset.
     The C7000A has the following features:
     — Cardiograph function — Users will be able to perform a basic cardiograph, which they can send to doctors via MMS (Multimedia Messaging Service) through a GPRS network. Doctors will then be able to provide medical advice by sending a text message back to the mobile phone. If there is a serious problem, doctors can call the patient directly.
     — Ultra-Long standby time — The handset can run for over 120 days in standby mode without a recharge
     — Large LCD — The handset offers a 3.0 inch LCD screen
     — Super phone book — The handset offers enough memory to store 500 names in the phone book
     CECT has supplied an initial 200 trial units of the C7000A mobile handset to The People’s Insurance Company (Group) of China, which plans to provide the handset as a gift to its VIP customers.
     According to Mr. Wu Zhi Yang, Vice Chairman of XING, “We dedicate a large amount of resources to our efforts to develop highly differentiated handsets. The C7000A is a result of these efforts. It represents a breakthrough in the use of mobile handset technology. No longer are handsets only tools for entertainment and communication. We have been able to incorporate a piece of advanced medical technology that could possibly save lives. It is this kind of differentiating handset feature that we continually strive to offer to our customers in China.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com .

     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of February 29, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-13502293496
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.
     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, Inc., +86-13502293496, or
rick@qiaoxing.com/
     /Web site: http://www.cosun-xing.com /
     (XING)